SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940



                           UNDISCOVERED MANAGERS FUNDS
                           ---------------------------
                            Exact Name of Registrant


                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURES

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Dallas and the state of Texas on the 10th day of October, 1997.

                                         UNDISCOVERED MANAGERS FUNDS

                                            /S/ Mark P. Hurley
                                         By:------------------------------------
                                            Mark P. Hurley
                                            President


Attest:

/s/ John Kingston, III
-------------------------------
John Kingston, III
Attorney